Richard Coyle Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T (312) 845-3724 rcoyle@chapman.com

January 8, 2024

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bitwise Bitcoin ETF
File No. 333-2260235

Dear Mr. Brown, Ms. Berkheimer and Mr. Dobbie:

This letter responds to your comments regarding the Amendment No. 3 to Registration Statement on Form S-1 for the Bitwise Bitcoin ETF (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on December 29, 2023 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

We note that your registration statement includes a number of blanks or bracketed information, including, for example, the amount of Sponsor Fee, the Authorized Participants with which you have an agreement with at the time of effectiveness and the party that has indicated an interest in purchasing an aggregate of up to $200 million of Shares in this offering from Authorized Participants. Please revise to include this information in your next amendment. Please also file your Prime Execution Agreement and Bitcoin Custody Agreement in executed form. Further, please revise throughout to use your new name where applicable. For example purposes only, we note the Signature Page.

Response to Comment 1

Pursuant to the Staff’s comment, the Registration Statement has been revised accordingly and the referenced exhibits filed.

January 8, 2024

Comment 2 – General

Please refer to comment 1 of our letter dated November 14, 2023.  We note your disclosure on page 113 that you expect to use a fact sheet and that it would be provided on the Trust’s website. To the extent that you intend to use a fact sheet, please provide us with a copy for our review.

Response to Comment 2

The fact sheet is attached as Exhibit A hereto.

Comment 3 – General

Please revise throughout the prospectus to clarify, if true, that the only crypto asset to be held by the Trust will be bitcoin. In particular, please clarify, if true, that with respect to any fork, airdrop or similar event, the Sponsor will cause the Trust to irrevocably abandon the Incidental Rights or IR Virtual Currency, and in the event the Trust seeks to change this position, an application would need to be filed with the SEC by your listing exchange seeking approval to amend its listing rules. In addition, and for example purposes only, we note the following statementsdo not appear to be consistent with page 20 of the Trust Agreement which states that the Trust has explicitly disclaimed all Incidental Rights and IR Assets:

• “In determining whether to attempt to acquire and/or retain any Incidental Right(s) and/or IR Asset(s)” on page 21.

• “any Incidental Rights or IR Assets that the Trust may hold” on page 108.

Response to Comment 3

The Sponsor, on behalf of the Trust, has revised the Registration Statement pursuant to the Staff’s comment, including the inclusion of more explicit disclosure that the only digital asset to be held by the Trust will be bitcoin and the removal of the highlighted disclosure on page 108. The following disclosure has been added to “The Trust’s Investment Objective and Strategies” in the Prospectus Summary and the section entitled “The Trust and Bitcoin Prices – Overview of the Trust”:

Bitcoin will be the only digital asset held by the Trust.

January 8, 2024

Additionally, the Sponsor directs the Staff’s attention to the following disclosure regarding the abandonment of Incidental Rights and IR Assets already set forth in the Registration Statement:

Pursuant to the Trust Agreement and Sponsor Agreement, Forked Assets and other Incidental Rights and IR Assets (as defined and discussed in greater detail below) do not constitute property of the Trust, as the Trust has disclaimed ownership of such assets in favor of the Sponsor. (Principal Risks – “A temporary or permanent “fork” of the Bitcoin blockchain could adversely affect an investment in the Trust”). . .

A right to receive any such benefit of a fork or airdrop is referred to as an “Incidental Right” and any digital asset acquired through an Incidental Right as “IR Assets.” Pursuant to the Trust Agreement, the Trust has explicitly disclaimed all Incidental Rights and IR Assets. Such assets are not considered assets of the Trust at any point in time and will not be taken into account for purposes of determining the Trust’s NAV and the NAV per Share. (Principal Risks – “Shareholders may not receive the benefits of any forks or “airdrops.”) . . .

Pursuant to the Trust Agreement, the Trust has explicitly disclaimed all Incidental Rights and IR Assets, including Forked Assets. Such assets are not considered assets of the Trust at any point in time. (Principal Risks – “A “fork” of the Bitcoin blockchain or an airdrop could result in Shareholders incurring a tax liability.”) . . .

Pursuant to the Trust Agreement, the Trust has explicitly disclaimed all Incidental Rights and IR Assets. Such assets are not considered assets of the Trust at any point in time and will not be taken into account for purposes of determining the Trust’s NAV and the NAV per Share. Pursuant to the Trust Agreement, to the extent that the Trust receives such assets in a Trust wallet, it will, as soon as practicable, and, if possible, immediately, distribute such assets to the Sponsor. (United States Federal Income Tax Consequences – Incidental Rights and IR Assets.)

January 8, 2024

However, the Sponsor points out that some of the disclosure, including the disclosure highlighted by the Staff on page 21, does not pertain to the Trust, but rather to the Sponsor, pursuant to the Trust’s abandonment of Incidental Rights and IR Assets. Even though the Trust has abandoned all such assets in favor of the Sponsor, the Sponsor has still represented that it may try to sell such assets on its own behalf, at which point it would distribute the cash proceeds of such sales back to the Trust. Such disclosure is attempting to notify Shareholders that the Sponsor is not required, nor will it always be successful, in undertaking such measures. With that context in mind, the disclosure is reproduced below:

Pursuant to the Trust Agreement, to the extent that the Trust involuntarily receives such assets in a Trust wallet, it will, as soon as practicable, and, if possible, immediately, distribute such assets to the Sponsor. Once acquired, the Sponsor may take any lawful action necessary or desirable in connection with its acquisition of such assets. In the event that the Sponsor decides to sell the Incidental Right(s) and/or IR Asset(s), it will seek to do so for cash. This may be a sale of the Incidental Right(s) and/or IR Asset(s) directly in exchange for cash, or in exchange for another digital asset which may subsequently be exchanged for cash. The Sponsor would then contribute that cash back to the Trust, which in turn would distribute the cash to the Depository Trust Company (“DTC”) to be distributed to Shareholders in proportion to the number of Shares owned.

Although the Sponsor intends, if possible, to arrange for the sale of any Incidental Right(s) and/or IR Asset(s) it receives from the Trust and subsequently contribute such cash proceeds back to the Trust, it is under no obligation to do so. There are likely to be operational, tax, securities law, regulatory, legal and practical issues that significantly limit, or prevent entirely, the Sponsor’s ability to realize a benefit from any such Incidental Right(s) and/or IR Asset(s). The Sponsor may choose to evaluate any such fork, airdrop or similar occurrence on a case-by-case basis in consultation with its legal advisors, tax consultants and custodian. In determining whether to attempt to acquire and/or retain any Incidental Right(s) and/or IR Asset(s), the Sponsor expects to take into consideration whatever factors it deems relevant in its discretion, including, without limitation:

Comment 4 – Cover Page

We note the disclosure regarding the Seed Shares purchased by Bitwise Asset Management.  It is not clear why Bitwise Asset Management is identified as a statutory underwriter in connection with such purchase.  In this regard, we note the disclosure regarding the Seed Baskets to be purchased by Bitwise Investment Manager, which is identified as a statutory underwriter in connection with the purchase of the Seed Baskets.

January 8, 2024

Response to Comment 4

Pursuant to the Staff’s comment, the disclosure regarding Bitwise Asset Management’s status as a statutory underwriter with regard to the Seed Shares has been deleted.

Comment 5 – Cover Page

Please revise to disclose the number and price of the Seed Baskets that Bitwise Investment Manager intends to purchase.

Response to Comment 5

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

Bitwise Investment Manager, LLC, an affiliate of the Sponsor, is expected to purchase the initial Basket of Shares for $500,000 at a per-Share price of $50 (the “Seed Basket”).

Comment 6 – Purchases and Sales of Bitcoin

Please revise your disclosure to identify the Bitcoin Trading Counterparties.

Response to Comment 6

Pursuant to the Staff’s comment, the section entitled “The Trust and Bitcoin Prices – Purchase and Sale of Bitcoin” has been revised to identify the Bitcoin Trading Counterparties.

Comment 7 – Risk Factors

We note your response to prior comment 6. Please tell us why the Bitcoin Custodian acting in the same capacity for several competing products does not pose a material risk if, when you are utilizing the Agent Execution Model, your purchase and sales needs are in conflict or competition with the purchase and sales needs of competing products that are also relying on Coinbase Inc., an affiliate of the Bitcoin Custodian, to purchase or sell bitcoin. Please consider, for example, whether a market disruption or other circumstance whereby no Bitcoin Trading Counterparty is able or willing to effectuate your purchase or sale of bitcoin would cause you and also your competitors to rely on the Agent Execution Model.

January 8, 2024

Response to Comment 7

Pursuant to the Staff’s comment, “Risk Factors” has been revised to include the following disclosure:

Coinbase Custody serves as the bitcoin custodian and Coinbase Inc. serves as the prime broker for several competing exchange-traded bitcoin products, which could adversely affect the Trust’s operations and ultimately the value of the Shares.

The Bitcoin Custodian and Prime Execution Agent are both affiliates of Coinbase Global. As of the date hereof, Coinbase Global is the largest publicly traded cryptoasset company in the world by market capitalization and is also the largest cryptoasset custodian in the world by assets under custody. By virtue of its leading market position and capabilities, and the relatively limited number of institutionally-capable providers of cryptoasset brokerage and custody services, Coinbase Custody serves as the bitcoin custodian and Coinbase Inc. serves as prime broker for several competing exchange-traded bitcoin products. Therefore, Coinbase Global has a critical role in supporting the U.S. spot bitcoin exchange-traded product ecosystem, and its size and market share creates the risk that Coinbase Global may fail to properly resource its operations to adequately support all such products that use its services that could harm the Trust, the Shareholders and the value of the Shares. If the Trust needed to utilize the Agent Execution Model to buy or sell bitcoin because no Bitcoin Trading Counterparties were willing or able to effectuate the Trust’s transactions, and the Prime Execution Agent were to favor the interests of certain products over others, it could result in inadequate attention or comparatively unfavorable commercial terms to less favored products, which could adversely affect the Trust’s operations and ultimately the value of the Shares.

Comment 8 – The amount of bitcoin represented by a Share will decline over time

We note your response to prior comment 8 and reissue the comment. On page 37, you refer to “Shares that are issued in exchange for additional deposits of bitcoin” and, on page 36, to the “Authorized Participants’ ability to purchase and sell bitcoin in an efficient manner to effectuate creation and redemption orders.” Please revise here and throughout to clarify that creations of Shares will be cash transactions. In this regard, we note your disclosure on page 8 that “[i]t is currently anticipated that all sales and redemptions of Shares will be done in exchange for U.S. dollars and only in transactions with Authorized Participants.” Although you state in your response letter that you deleted the referenced disclosure, it remains.

January 8, 2024

Response to Comment 8

Pursuant to the Staff’s comment, the Registration Statement has been revised accordingly.

Comment 9 – Conducting Creations and Redemptions For Cash Has Drawbacks

We note your revised disclosure that “[i]n the near term, the Trust will effect all of its creations and redemptions in cash, rather than in-kind.” We have the following comment:

●	Please confirm your understanding, consistent with the undertaking required by Item 512(a)(1)(iii) of Regulation S-K, that you will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information.

Response to Comment 9

The Sponsor, on behalf of the Trust, confirms its understanding, consistent with the undertaking required by Item 512(a)(1)(iii) of Regulation S-K, that it will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information.

Comment 10 – The Trust and Bitcoin Prices; Purchase and Sale of Bitcoin

We note your response to prior comment 21. Please disclose who pays for the transfer fee with respect to the on-chain transfer of bitcoin from the Bitcoin Custodian to the Bitcoin Trading Counterparty in connection with redemptions.

Response to Comment 10

Pursuant to the Staff’s comment, the referenced disclosure has been revised to include the following:

Transfer fees with respect to this on-chain transfer of bitcoin will be paid by the Bitcoin Custodian.

January 8, 2024

Comment 11 – BRRNY Methodology

We note your response to prior comment 12, and we reissue in part. Please revise to disclose how the Trust will notify Shareholders if there is a material change to the BRRNY Methodology. Although you disclose how you will notify Shareholders of changes to the Constituent Platforms used to calculate the BRRNY, you do not disclose how the Trust will notify Shareholders if there are other material changes to the BRRNY Methodology.

Response to Comment 11

Pursuant to the Staff’s comment, the following disclosure has been added to the section of the Registration Statement entitled “The Trust and Bitcoin Prices – The CME CF Bitcoin Reference Rate – New York Variant”:

Once it has actual knowledge of changes to the Constituent Platforms used to calculate the BRRNY, or other material changes to the BRRNY calculation methodology, the Trust will notify Shareholders in a prospectus supplement and a current report on Form 8-K or in its annual or quarterly reports.

Comment 12– Calculation of NAV

Refer to your responses to comment 7 in our September 29, 2023 letter and related subsequent comments. We note your revised disclosure that the Trust will only allow cash redemptions, and observe that this change may have an impact on your fair value accounting policy, including principal market determination under ASC Topic 820. Please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses and your current fair value accounting policy. Please also confirm your understanding that we may comment further on this matter in future filing reviews once the Trust is operational.

Response to Comment 12

The Sponsor, on behalf of the Trust, so confirms.

Comment 13 – Calculation of NAV

We note your response to prior comment 14. Please disclose how the ITV is calculated based upon the CME Bitcoin Real Time Price. Although you discuss how the CME Bitcoin Real Time Price is calculated, you state that the ITV is “based” upon the CME Bitcoin Real Time Price, without discussing how the ITV itself is actually calculated. In addition, please revise the third-to-last sentence of the first paragraph on page 69, which appears to be an incomplete thought.

January 8, 2024

Response to Comment 13

Pursuant to the Staff’s comment, the referenced disclosure has been revised to include the following:

The ITV will be calculated by using the prior day’s closing NAV per Share of the Trust as a base and updating that value throughout the trading day to reflect changes in the most recently reported price level of the CME Bitcoin Real Time Price. . . .

The Order Books are aggregated into one consolidated order book by the CME Bitcoin Real Time Price calculation agent and the bid-price volume curve, ask price-volume curve, mid-price volume curve and mid-spread volume curve are calculated. The mid-price volume curve is the average of the bid price-volume curve (which maps transaction volume to the marginal price per cryptocurrency unit a seller is required to accept in order to sell this volume to the consolidated order book) and the ask price-volume curve (which maps a transaction volume to the marginal price per cryptocurrency unit a buyer is required to pay in order to purchase this volume from the consolidated order book). The mid price-volume curve is weighted by the normalized probability density of the exponential distribution up to the utilized depth (utilized depth being calculated as the maximum cumulative volume for which the mid spread-volume curve does not exceed a certain percentage deviation from the mid price). The CME Bitcoin Real Time Price is then given by the sum of the weighted mid price-volume curve obtained in the previous step.

Comment 14 – Additional Information About the Trust The Trust’s Fees and Expenses

We note your response to prior comment 5. Please revise to disclose on page 71 how you will undertake bitcoin sales to pay for expenses not assumed by the Sponsor, if no Bitcoin Trading Counterparty is willing or able to effectuate the trade. State, if true, that you will use the Agent Execution Model.

January 8, 2024

Response to Comment 14

Pursuant to the Staff’s comment, the referenced disclosure has been revised to include the following:

To the extent that the Trust must utilize the Agent Execution Model to undertake bitcoin sales to pay for expenses not assumed by the Sponsor, the Prime Execution Agent, acting in an agency capacity, would conduct the sale on behalf of the Trust with third parties through its Coinbase Prime service pursuant to the Prime Execution Agreement. Transfers of bitcoin from the Trust Bitcoin Account to the Trust’s Trading Balance in connection with such sales are “on-chain” transactions represented on the Bitcoin blockchain.

Comment 15 – Additional Information About the Trust - The Trust’s Fees and Expenses

We note your response to prior comment 15. Please disclose who is responsible for paying the transaction costs related to the sale of bitcoin to generate funds to pay the Trust’s fees and expenses.

Response to Comment 15

Pursuant to the Staff’s comment, the referenced disclosure has been revised to include the following:

Transfer fees with respect to this on-chain transfer of bitcoin will be paid by the Bitcoin Custodian.

Comment 16 – Custody of the Trust’s Assets

We note your response to prior comment 9. Please revise your disclosure to explicitly state whether the commercial crime policy that Coinbase Global maintains, as discussed on pages 78 and 81, is separate from the commercial crime policy that the Coinbase Insureds maintain, as discussed on pages 79 and 81. Additionally, explicitly state whether this policy or these policies are separate from the insurance policy that the Bitcoin Custodian maintains, as discussed on pages 6, 45, and 101.  Also, to the extent that any of these are separate policies, please ensure that you are disclosing the coverage amounts and all material terms.

January 8, 2024

Response to Comment 16

Pursuant to the Staff’s comment, the disclosure has been revised to clarify that the commercial crime policy is held by the Coinbase Global. References to other insurance policies have been deleted.

Comment 17– The Prime Execution Agent and the Trade Credit Lender; The Trade Credit Lender

Please revise to quantify or otherwise describe the maximum amount of Trade Credit that the Trade Financing Agreement permits to be outstanding at any one time. Please also disclose whether the intention is to generally fund the Trading Balance at the Prime Execution Agent with sufficient cash or bitcoin or whether it regularly expects to utilize the Trade Financing Agreement. In addition, to the extent the execution price of the bitcoin acquired exceeds the cash deposit amount, disclose who bears the responsibility for this difference. Further, for creation and redemption transactions, please revise to clarify whether or not the interest payable on Trade Credits utilized under the Trade Financing Agreement are included in the execution price and therefore the responsibility of the Authorized Participants. If they are the responsibility of the Trust, please revise your risk factor disclosure accordingly to explain the impact such interest payments will have on the net assets of the Trust over time.

Response to Comment 17

Pursuant to the Staff’s comment, the following disclosure has been added to “The Prime Execution Agent and the Trade Credit Lender – The Trade Credit Lender”:

Pursuant to the Trade Financing Agreement, there is a maximum “Authorized Amount” of Trade Credits that the Trade Credit Lender allows to be outstanding at any one time, which is determined and may be changed by the Trade Credit Lender in its sole discretion. To the extent the Trade Credit Lender changes the Authorized Amount, it will give the Trust advance notice if it is feasible to do so. . .

The entirety of the Trust’s bitcoin holdings are maintained with the Bitcoin Custodian rather than the Prime Execution Agent. Accordingly, when using the Agent Execution Model, the Trust does expect to utilize Trade Credits. When utilizing Trade Credits in connection with Purchase Orders and Redemption Orders, any interest payable on Trade Credits will be the responsibility of the Authorized Participants. In the very rare event that Trade Credits are utilized in connection with the payment of Trust expenses not assumed by the Sponsor, any interest payable on the Trade Credits will be the responsibility of the Trust. . .

January 8, 2024

To the extent that the execution price of the bitcoin acquired exceeds the amount of cash deposited by the Authorized Participant, the Authorized Participant bears the responsibility for the difference.

Additionally, pursuant to the Staff’s comment, the following disclosure has been added to the risk factor entitled “Principal Risks – The amount of bitcoin represented by a Share will decline over time”:

In addition, in the very rare event that Trade Credits (as defined below) are utilized in connection with the payment of Trust expenses not assumed by the Sponsor, any interest payable on the Trade Credits will be the responsibility of the Trust.

Comment 18 – Management, Voting by Shareholders

We note your response to prior comment 3. Please disclose here the “limited circumstances” under which shareholders have voting rights under the Trust Agreement.

Response to Comment 18

Pursuant to the Staff’s comment, the referenced disclosure has been revised as set forth below:

Except as required under applicable federal law or under the rules or regulations of an Exchange, Shareholders shall have no voting rights hereunder (including with respect to mergers, consolidations or conversions of the Trust or transfers to or domestication in any jurisdiction by the Trust or any other matters that under the Delaware Act default voting rights are provided to holders of beneficial interests).The Shareholders shall have the right to vote on other matters only as the Sponsor may consider desirable and so authorize in its sole discretion. To the extent that federal or Delaware law is amended, modified or interpreted by rule, regulation, order, or no-action letter to (on a mandatory basis) expand, eliminate or limit Shareholders’ right to vote on any specific matter, the Shareholders’ right to vote shall be deemed to be amended, modified or interpreted in accordance therewith without further approval by the Sponsor or the Shareholders.

January 8, 2024

Comment 19 – Governing Law; Consent to Delaware Jurisdiction

We note your response to prior comment 22. Please revise this section to disclose, as stated in Section 10.02 of your First Amended and Restated Declaration of Trust and Trust Agreement, that the Delaware governing law provision does not apply to causes of action for violations of U.S. federal or state securities laws, or advise.

Response to Comment 19

Pursuant to the Staff’s comment, the referenced disclosure has been revised accordingly to clarify that causes of action for violations of U.S. federal or states securities laws are not subject to the Delaware governing law and jurisdiction provisions set forth in the section entitled “Governing Law; Consent to Delaware Jurisdiction.”

Comment 20 – Material Contracts

We note your response to comment 18. Please revise to disclose the term of the Bitcoin Custody Agreement and the Prime Execution Agreement. Also disclose, as stated in your response letter, that you have given no instructions to the Bitcoin Custodian as it relates to Incidental Rights and IR Assets.

Response to Comment 20

Pursuant to the Staff’s comment, the following disclosure has been added to “Material Contracts – Bitcoin Custody Agreement”:

The Bitcoin Custody Agreement, which is a part of the Prime Execution Agreement, was effective as of the Prime Execution Agreement’s execution on July 29, 2023 and will remain in effect until terminated by either the Trust, the Bitcoin Custodian or the Prime Execution Agent. . .

Neither the Sponsor nor the Trust has given any instructions to the Bitcoin Custodian as it relates to Incidental Rights and/or IR Assets.

Additionally, pursuant to the Staff’s comment, the following disclosure has been added to “Material Contracts – Prime Execution Agreement”

January 8, 2024

The Prime Execution Agreement, including the Bitcoin Custody Agreement, was effective as of its execution on July 29, 2023 and will remain in effect until terminated by either the Trust or the Prime Execution Agent…

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Please call me at (312) 845-3724 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Richard Coyle
Richard Coyle

cc:	Katherine Dowling, Esq., General Counsel of Bitwise Asset Management James Audette, Esq., Chapman and Cutler LLP

EXHIBIT A

WHY INVEST IN BITB?

Bitcoin Exposure in an ETF Wrapper

BITB allows investors to gain exposure to bitcoin in a traditional ETF wrapper that is regulated and easy to access. This may avoid the cost, complexity, and custody concerns of owning bitcoin directly.

An ETF Backed by Crypto Specialists

Our firm has safely managed crypto assets on behalf of financial advisors, family offices, and institutions for more than six years. We do one thing only, and that’s crypto. In choosing BITB, investors gain access to our nationwide team of crypto experts with the tools, insights, and specialized experience to help navigate the space with confidence.

A Tool for Portfolio Diversification

Bitcoin has distinct return patterns and historically low correlations to traditional stocks and bonds. As a result, bitcoin can offer long-term diversification and risk management benefits to an overall investment portfolio.

GROWTH OF $10,000 SINCE INCEPTION

The line graph represents the cumulative performance of a hypothetical $10,000 investment. The returns are net of the ETF’s expenses but do not reflect the payment of any brokerage commissions or brokerage costs incurred as a result of buying or selling fund shares and do not reflect the deduction of taxes to which an investor would be subject as a result of owning or selling shares of the fund. If they did, the returns would be lower than those shown. Fund inception date was Month XX, 20XX.

FUND DETAILS	As of DATE PENDING

Ticker	BITB
CUSIP	TBD
Exchange	NYSE Arca
Inception Date	TBD
Expense Ratio[3]	TBD
AUM[4]	Data pending
Adviser	Bitwise Investment Advisers
Distributions	Annually

3	The Expense Ratio includes the management fee, custody charges for holding the fund’s assets charged by the custodian, and customary fees and expenses of the fund administrator and auditor.
4	Assets Under Management (AUM) reflect non-GAAP, non-audited estimates by Bitwise Investment Manager, LLC. Please refer to important disclosures at the end of this document.

INVESTMENT STRATEGY

The Fund’s principal investment strategy is to invest directly in bitcoin (BTC). The Fund enables investors to gain exposure to the price movement of BTC through a traditional investment vehicle while seeking to minimize administrative costs. The Fund’s bitcoin is held with one of the world’s leading crypto asset custodians.

FUND PERFORMANCE

Data pending					ANNUALIZED

	1MO	3MO	YTD	1YR	3YR	5YR	SINCE INCEPTION[1]
BITB (NAV)	XX.XX%	—	—	—	—	—	XX.XX%
BITB (Market Price)	XX.XX%	—	—	—	—	—	XX.XX%
Bitcoin (BTC)	XX.XX%	XX.XX%	XX.XX%	XX.XX%	XX.XX%	XX.XX%	XX.XX%
S&P 500 Index[2]	XX.XX%	XX.XX%	XX.XX%	XX.XX%	XX.XX%	XX.XX%	XX.XX%

1	Bitwise Bitcoin ETF inception date: Month XX, 202X.

2	Index returns do not reflect any management fees, transaction costs or expenses. Indexes are unmanaged and one cannot invest directly in an index.

Performance of one year or less is not annualized. NAV and Index performance are calculated based on the official closing values as of 4:00 p.m. ET. Market Price performance reflects the midpoint of the bid-ask spread as of 4:00 p.m. ET, and does not represent the returns an investor would receive if shares were traded at other times. Fund returns are calculated net of expenses. Shares are subject to a 0.85% Expense Ratio that includes the management fee, custody charges for holding the fund’s assets charged by the custodian, and customary fees and expenses of the fund administrator and auditor.

The performance quoted represents past performance and does not guarantee future results. Short-term performance, in particular, is not a good indication of the fund’s future performance, and an investment should not be made based solely on returns. Investment return and principal value of an investment will fluctuate so that an investor’s shares, when sold or redeemed, may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-866-880-7228.

Bitwise Asset Management | investors@bitwiseinvestments.com | BITBETF.com | 1-866-880-7228	Q4 2023

BITB | Bitwise Bitcoin ETF

CORRELATIONS	Data pending

	S&P 500[7]	US AGG BOND[8]	GOLD[9]
Bitcoin (BTC)	—	—	—

7	The S&P 500 Index, or Standard & Poor’s 500 Index, is a market-capitalization-weighted index of 500 leading publicly traded companies in the U.S.
8	The Bloomberg U.S. Aggregate Bond Index is designed to measure the performance of publicly issued U.S. dollar denominated investment-grade debt.
9	Gold is represented by the spot gold price with data from Bloomberg.

Correlation measures the degree to which a pair of variables are linearly related. Past performance is no guarantee of future results.

ABOUT BITWISE

Based in San Francisco, Bitwise is one of the largest and fastest-growing crypto asset managers, offering both index and active strategies across a wide array of investment vehicles. The firm is known for creating the world’s largest crypto index fund (OTCQX: BITW), a suite of crypto-focused equity and futures ETFs, and investment products that span Bitcoin, Ethereum, DeFi, NFTs, and the Metaverse. Bitwise focuses on partnering with financial advisors and investment professionals to provide quality education and research. The team at Bitwise combines expertise in technology with decades of experience in traditional asset management and indexing, coming from firms including BlackRock, Blackstone, Meta, and Google, as well as the U.S. Attorney’s Office. Bitwise is backed by leading institutional investors and asset management executives, and has been profiled in Institutional Investor, CNBC, Barron’s, Bloomberg, and The Wall Street Journal.

FUND CHARACTERISTICS Data pending

Beta	N/A5
SEC Yield	N/A6
Standard Deviation	N/A7

5 Measured relative to the S&P 500 Index.
6 Data as of previous month-end.
7 Not enough history is currently available to calculate standard deviation.

GLOSSARY

Beta

Measures the volatility of the Fund price relative to the volatility in the market index; can also be defined as the percent change in the price of the Fund given a 1% change in the market index.

SEC Yield

The 30-day SEC yield reflects the dividends and interest earned during the previous month, after the deduction of the fund’s expenses. This is also referred to as the “standardized yield.”

Standard Deviation

Statistical measurement measuring return variability.

RISKS AND IMPORTANT INFORMATION

This material must be preceded or accompanied by a prospectus. Please read the prospectus carefully before investing. To obtain a current prospectus visit bitbetf.com/prospectus.

The Bitwise Bitcoin ETF (BITB) (the “Trust”) is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of BITB do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.

Shares of ETfs are bought and sold at market price (not NAV) and are not individually redeemed from the Trust. Brokerage commissions will reduce returns. The NAV may not always correspond to the market price of bitcoin and, as a result, Creation Units may be created or redeemed at a value that is different from the market price of the Shares. Authorized Participants’ buying and selling activity associated with the creation and redemption of Creation Units may adversely affect an investment in the Shares.

The amount of bitcoin represented by a Share will continue to be reduced during the life of the Trust due to the transfer of the Trust’s bitcoin to pay for the Sponsor’s management fee, and to pay for litigation expenses or other extraordinary expenses. This dynamic will occur irrespective of whether the trading price of the Shares rises or falls in response to changes in the price of bitcoin.

There is no guarantee or assurance that the Trust’s methodology will result in the Trust achieving positive investment returns or outperforming other investment products.

Investors may choose to use the Trust as a means of investing indirectly in bitcoin. Because the value of the Shares is correlated with the value of the bitcoin held by the Trust, it is important to understand the investment attributes of, and the market for, bitcoin.

Bitcoin Risk. There are significant risks and hazards inherent in the bitcoin market that may cause the price of bitcoin to fluctuate widely. The Trust’s bitcoin may be subject to loss, damage, theft or restriction on access. Investors considering a purchase of Shares should carefully consider how much of their total assets should be exposed to the bitcoin market, and should fully understand, be willing to assume, and have the financial resources necessary to withstand, the risks involved in the Trust’s investment strategy.

Liquidity Risk. The market for bitcoin is still developing and may be subject to periods of illiquidity. During such times it may be difficult or impossible to buy or sell a position at the desired price. Possible illiquid markets may exacerbate losses or increase the variability between the Trust’s NAV and its market price. The lack of active trading markets for the Shares may result in losses on investors’ investments at the time of disposition of Shares.

Regulatory Risk. Future and current regulations by a U.S. or foreign government or quasi-governmental agency could have an adverse effect on an investment in the Trust.

Blockchain Technology Risk. Certain of the Trust’s investments may be subject to the risks associated with investing in blockchain technology. The risks associated with blockchain technology may not fully emerge until the technology is widely used. Blockchain systems could be vulnerable to fraud, particularly if a significant minority of participants colluded to defraud the rest. Because blockchain technology systems may operate across many national boundaries and regulatory jurisdictions, it is possible that blockchain technology may be subject to widespread and inconsistent regulation.

Nondiversification Risk. The Trust is nondiversified and may hold a smaller number of portfolio securities than many other products. To the extent the Trust invests in a relatively small number of issuers, a decline in the market value of a particular security held by the Trust may affect its value more than if it invested in a larger number of issuers.

Recency Risk. The Trust is recently organized, giving prospective investors a limited track record on which to base their investment decision. If the Trust is not profitable, the Trust may terminate and liquidate at a time that is disadvantageous to Shareholders.

Bitwise Investment Advisers, LLC serves as the sponsor of the Trust. Foreside Fund Services, LLC serves as the Marketing Agent for BITB, and is not affiliated with Bitwise Investment Advisers, LLC, Bitwise, or any of its affiliates.

Bitwise Asset Management | investors@bitwiseinvestments.com | BITBETF.com | 1-866-880-7228	Q4 2023